SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,990,709 shares of Common Stock
	8	SHARED VOTING POWER 3,998,895 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,990,709 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,998,895 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,989,604 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Jon C. Biro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON David York Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,500 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Rolf Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 900 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 900 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 18 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 18, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 26, 2013 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Common Stock"), of VIVUS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

As a result of the nomination by an affiliate of the Reporting Persons of Alexander J. Denner, Ph.D. ("Dr. Denner" and together with his affiliated funds and their investment manager, the "Denner Parties"), as described in Item 4 of this Amendment No. 5, the Reporting Persons and the Denner Parties may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The security interests reported in this Schedule 13D do not include security interests owned by the Denner Parties. This Schedule 13D only reports information on the Reporting Persons and does not report any acquisition or disposition of Common Stock by the Denner Parties.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), First BioMed Management Associates, LLC ("FBMA"), a Delaware limited liability company, Herman Rosenman, a United States citizen ("Mr. Rosenman"), Jon C. Biro, a United States citizen ("Mr. Biro"), David York Norton, an Australian citizen ("Mr. Norton"), Rolf Bass, a German citizen ("Dr. Bass") and Melvin L. Keating, a United States citizen ("Mr. Keating" and together with FMC, FBMA, Mr. Rosenman, Mr. Biro, Mr. Norton and Dr. Bass, the “Reporting Persons”). The business address of FMC and FBMA is 399 Park Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 399 Park Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of FMLLC, and his principal business is acting as portfolio manager for the pooled investment vehicles listed in Item 5. His business address is 399 Park Avenue, New York, New York 10022. The principal business of Mr. Rosenman following his retirement in October 2012 has been to serve on the board of directors of various companies and his principal business address is 8420 Santaluz Village Green E. #100, San Diego, CA 92127. The principal business of Mr. Biro is to serve as Executive Vice President and Chief Financial Officer of Consolidated Graphics, Inc. and his principal business address is 5858 Westheimer, Suite 200, Houston, TX 77057. The principal business of Mr. Norton since his retirement in September 2011 has been to serve as an advisor or director, as applicable, of several private and public companies, including Savient

CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 18 Pages

Pharmaceuticals Inc., the American Foundation for Suicide Prevention and Tapestry Networks and his principal business address is 8 Greenholm Street, Apt. C, Princeton, NJ 08540. The principal business of Dr. Bass is serving as a Visiting Professor for Pharmaceutical Medicine at the University of Basel, Switzerland, where he is in charge of the development of postgraduate master curricula for Regulatory Affairs within Pharmaceutical Medicine and his principal business address is Boelckestrasse 80, 12101 Berlin, Germany. The principal business of Mr. Keating is serving a private consultant, providing investment advice and other services to private equity firms and his principal business address is 18 Driftwood Dr., Livingston, NJ 07039.

During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock referred to in Item 5 as beneficially owned by First Manhattan were purchased by the entities listed therein for an aggregate consideration equal to $108,711,764. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by First Manhattan is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5). An aggregate of 58,800 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock held by certain of the Accounts as reported herein.

Approximately $53,054 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Rosenman. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Rosenman is the personal funds of Mr. Rosenman and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Approximately $23,940 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Biro. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Biro is the personal funds of Mr. Biro and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Approximately $20,220 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Norton. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Norton is the personal funds of Mr. Norton and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 18 Pages

Approximately $2,914 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Dr. Bass. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Dr. Bass is the personal funds of Dr. Bass and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Approximately $11,616 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Keating. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Keating is the personal funds of Mr. Keating and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 22, 2013, FMC entered into an agreement (the “Nomination Agreement”) with Dr. Denner, an indirect beneficial owner of 2,007,099 shares of Common Stock, pursuant to which, among other things, Dr. Denner agreed to become a member of the slate of directors to be nominated to the Issuer’s board by an affiliate of FMC at the 2013 annual meeting of stockholders of the Issuer (the “Annual Meeting”). The Nomination Agreement also provided that the Denner Parties will not dispose of any shares of Common Stock prior to the conclusion of the Annual Meeting. The Denner Parties intend to participate in the solicitation of proxies by the Reporting Persons in respect of the Annual Meeting.

On May 23, 2013, First Health, L.P. ("First Health"), an affiliate of the Reporting Persons, submitted a formal notice of intent to the Issuer (the "Supplemental Notice") to nominate additional directors at the Annual Meeting. The Supplemental Notice was made pursuant to First Health's original notice of intent to nominate persons for election to the Board and present a proposal at the Annual Meeting, dated March 7, 2013 (the "Original Notice"), in which First Health reserved the right to nominate one or both of the Alternate/Additional Nominees identified therein if more than six directors are to be elected at the Annual Meeting and additional persons as chosen by First Health if more than eight directors are to be elected at the Annual Meeting. The Issuer's preliminary proxy statement on Schedule 14A filed with the SEC on May 13, 2013 stated that the Board currently consists of nine directors as a result of the Issuer's appointment of three additional directors following the date of the Original Notice. As a result, in accordance with its reservation of rights in the Original Notice, First Health submitted the Supplemental Notice to provide notice of its intent to nominate Rolf Bass, Melvin L. Keating and Alexander J. Denner, Ph.D. for election to the Board at the Annual Meeting, in addition to the six nominees identified in the Original Notice and in the preliminary proxy statement on Schedule 14A filed with the SEC on May 1, 2013 by First Health and certain of its affiliates.

The foregoing summary of the Supplemental Notice is qualified in its entirety by the full text of the Supplemental Notice, a copy of which is attached as Exhibit 11 to this Schedule 13D. The foregoing summary of the Nomination Agreement is qualified in its entirety by the full text of the Nomination Agreement, attached as Annex D of the Supplemental Notice filed herewith.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 12 of 18 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,999,104 shares of Common Stock, constituting approximately 9.9% of the Issuer's currently outstanding Common Stock. Share ownership is reported as of the close of business on May 22, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,665,029 shares of Common Stock outstanding as of April 23, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the SEC on May 8, 2013.

FMC may be deemed to beneficially own an aggregate of 9,989,604 shares of Common Stock, or approximately 9.9% of the outstanding Common Stock, which shares include (i) 3,578,675 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,704,129 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin's personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin's family members (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

Mr. Rosenman may be deemed to beneficially own an aggregate of 5,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock. Such shares of Common Stock are held in an Individual Retirement Account for the benefit of Mr. Rosenman.

Mr. Biro may be deemed to directly beneficially own an aggregate of 2,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Norton may be deemed to directly beneficially own an aggregate of 1,500 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Dr. Bass may be deemed to directly beneficially own an aggregate of 100 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

Mr. Keating may be deemed to directly beneficially own an aggregate of 900 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 13 of 18 Pages

For purposes of the Schedule 13D, the term "First Manhattan" refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

As a result of the nomination by First Health of Dr. Denner (as described in Item 4 of this Amendment No. 5), the Reporting Persons and the Denner Parties may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the Reporting Persons and the Denner Parties may be deemed to beneficially own 12,006,203 shares of Common Stock, representing approximately 11.9% of the outstanding shares of Common Stock. The Reporting Persons each disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Denner Parties.

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC's role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA's role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares. Mr. Rosenman has sole voting power and sole dispositive power over the shares held in the Individual Retirement Account. Mr. Biro has sole voting power and sole dispositive power over the shares beneficially owned by him. Mr. Norton has sole voting power and sole dispositive power over the shares beneficially owned by him. Dr. Bass has sole voting power and sole dispositive power over the shares beneficially owned by him. Mr. Keating has sole voting power and sole dispositive power over the shares beneficially owned by him.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 4.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 12 to the Schedule 13D and is incorporated by reference herein.

Other than the Nomination Agreement and joint filing agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 14 of 18 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
11	Stockholder Notice of Intent to Nominate Additional Persons for Election as Directors at the 2013 Annual Meeting of the Stockholders of Vivus, Inc., dated May 23, 2013
12	Joint Filing Agreement, dated May 23, 2013

CUSIP No. 928551100	SCHEDULE 13D/A	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner
By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

By: /s/ Jon C. Biro
Jon C. Biro

By: /s/ David York Norton
David York Norton

By: /s/ Rolf Bass
Rolf Bass

By: /s/ Melvin L. Keating
Melvin L. Keating

CUSIP No. 928551100	SCHEDULE 13D/A	Page 16 of 18 Pages

Schedule A

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 4 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

First Manhattan

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
04/26/2013	5,200	12.9148
04/26/2013	5,200	12.9148
04/26/2013	5,200	12.9148
04/26/2013	4,400	12.9148
04/26/2013	1,000	12.9016
04/26/2013	1,000	12.9016
04/26/2013	5,000	12.9016
04/26/2013	2,500	12.9016
04/26/2013	3,000	12.9016
04/26/2013	4,000	12.9016
04/26/2013	200	12.9016
04/26/2013	1,000	12.9016
04/26/2013	1,500	12.9016
04/26/2013	2,500	12.9016
04/26/2013	1,000	12.9016
04/26/2013	800	12.9016
04/26/2013	3,500	12.9016
04/26/2013	700	12.9016
04/26/2013	200	12.9016
04/26/2013	2,000	12.9016
04/26/2013	3,000	12.9016
04/26/2013	1,000	12.9016
04/26/2013	2,000	12.9016
04/26/2013	1,000	12.9016
04/26/2013	1,000	12.9016
04/26/2013	2,500	12.9016
04/26/2013	700	12.9016
04/26/2013	3,900	12.9016
04/26/2013	3,000	12.9016
04/26/2013	2,500	12.9016
04/26/2013	1,100	12.9016
04/26/2013	200	12.9016
04/26/2013	1,500	12.9016
04/26/2013	1,000	12.9016
04/26/2013	600	12.9016
04/26/2013	700	12.9016
04/26/2013	800	12.9016
04/26/2013	1,000	12.9016
04/26/2013	600	12.9016
04/26/2013	1,000	12.9016
04/26/2013	900	12.9148
04/26/2013	1,900	12.9148
04/26/2013	100	12.9148
04/26/2013	100	12.9148

CUSIP No. 928551100	SCHEDULE 13D/A	Page 17 of 18 Pages

04/26/2013	2,300	12.9148
04/26/2013	17,800	12.9148
04/26/2013	79,500	12.9211
04/26/2013	4,900	12.9148
04/26/2013	1,200	12.9148
04/26/2013	2,500	12.9148
04/26/2013	2,700	12.9016
04/26/2013	2,500	12.9016
04/26/2013	1,300	12.9148
04/26/2013	3,200	12.9148
04/26/2013	300	12.9016
04/26/2013	200	12.9016
04/26/2013	500	12.9016
04/26/2013	2,300	12.9148
04/26/2013	200	12.9148
04/26/2013	600	12.9148
04/26/2013	500	12.9016
04/26/2013	5,000	12.9148
04/26/2013	4,000	12.9016
04/26/2013	1,300	12.9016
04/26/2013	800	12.9016
04/26/2013	1,300	12.9016
04/26/2013	1,300	12.9016
04/26/2013	1,300	12.9016
04/26/2013	1,000	12.9016
04/26/2013	4,100	12.9148
04/26/2013	300	12.9016
04/26/2013	1,600	12.9148
04/29/2013	700	13.1093
04/29/2013	5,800	13.1093
04/29/2013	1,900	13.1093
04/29/2013	12,400	13.1093
04/29/2013	10,800	13.1093
04/29/2013	5,600	13.1093
04/29/2013	4,000	13.1093
04/29/2013	5,400	13.1093
04/29/2013	5,400	13.1093
04/29/2013	6,900	13.1093
04/29/2013	1,000	13.1093
04/29/2013	100	13.1093
04/29/2013	100	13.1093
04/29/2013	7,000	13.1093
04/29/2013	2,300	13.1093
04/29/2013	2,000	13.0429
04/29/2013	1,000	13.0429
04/29/2013	5,000	13.1093
04/29/2013	1,100	13.1093
04/29/2013	7,100	13.1093
04/29/2013	55,000	13.1093
04/29/2013	1,400	13.1093
04/29/2013	3,300	13.1093
04/29/2013	3,700	13.1093
04/29/2013	100	13.1093

CUSIP No. 928551100	SCHEDULE 13D/A	Page 18 of 18 Pages

04/30/2013	4,400	13.16
04/30/2013	1,000	13.16
05/01/2013	19,328	12.9527
05/16/2013	3,900	12.5034
05/16/2013	3,900	12.5034
05/16/2013	1,400	12.5034
05/16/2013	2,700	12.5034
05/16/2013	100	12.5034
05/16/2013	4,400	12.5034
05/16/2013	800	12.5034
05/16/2013	800	12.5034
05/16/2013	800	12.5034
05/16/2013	1,500	12.5034
05/16/2013	2,700	12.5034
05/20/2013	1,500	12.8659
05/20/2013	1,400	12.8659
05/20/2013	1,400	12.8659
05/20/2013	900	12.8659
05/20/2013	2,000	12.8659
05/20/2013	4,000	12.8659
05/20/2013	4,000	12.8659
05/20/2013	3,400	12.8659
05/20/2013	3,400	12.8659
05/20/2013	2,500	12.8659
05/20/2013	100	13.04
05/20/2013	26,600	12.8659
05/20/2013	151,400	12.8659
05/20/2013	47,400	12.8659

Mr. Norton

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
05/22/2013	1,500	13.48

Dr. Bass

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
06/28/2012	100	29.14

Mr. Keating

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
05/20/2013	800	12.92
05/21/2013	100	12.80